Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
Our ratio of earnings to fixed charges for the years ended May 31, 2013, 2012, 2011, 2010 and 2009 is set forth below.

	Fiscal Year Ended May 31,
(in millions)	2013	2012	2011	2010	2009
Earnings:
Earnings (loss) before income taxes ……..	$(741.1)	$(590.8)	$(1,064.6)	$(141.7)	$(920.4)
Add: Fixed charges (per below) ……	$398.8	$479.8	$498.9	$516.4	$618.9
Total earnings (loss) …….	$(342.3)	$(111.0)	$(565.7)	$374.7	$(301.5)
Fixed charges:
Interest expense(2)…	$398.8	$479.8	$498.9	$516.4	$618.9
Total fixed charges …..	$398.8	$479.8	$498.9	$516.4	$618.9
Ratio of earnings to fixed charges	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)

(1)
Earnings were inadequate to cover fixed charges for the years ended May 31, 2013, 2012, 2011, 2010 and 2009 by $741.1 million, $590.8 million, $1,064.6 million, $141.7 million and $920.4 million, respectively.

(2)	Interest expense includes the amortization of deferred financing costs and bond premium.